Certification of Chief Financial Officer pursuant to Section 1350 of

Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

In connection with the annual report of SMART Technologies Inc. (the “Company”) on the Form 40-F for the fiscal year ending March 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, G.A. (Drew) Fitch, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.         The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.         The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated June 29, 2011

By:	/s/ G.A. (Drew) Fitch
G.A. (Drew) Fitch
Chief Financial Officer